Exhibit	A-3

The capitalization ratio of ScottishPower under US GAAP as of 30 September 2004 is as follows:

Narrative	In Millions ($)	% of Capitalization
Common Stock Holders Funds	10,514	52%
Short term debt	802	4%
Long term debt	8,790	44%
Total Capitalization	20,106	100%